Umpqua Bank Corporation to Acquire California-Based Western Sierra Bancorp

Feb. 8, 2006

Filed by Western Sierra Bancorp pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Western Sierra Bancorp

Commission File No.: 000-25979

FOR IMMEDIATE RELEASE

Map of Store Locations Available

Media Contacts:
Eve Callahan	Dan Sullivan
Lane Marketing	Umpqua Holdings Corporation
503-546-7867	503-727-4103
eve@lanemarketing.com	dansullivan@umpquabank.com

Lani Hayward	Pat Rusnak
Umpqua Holdings Corporation	Western Sierra Bancorp
503-727-4132	530-698-2286
lanihayward@umpquabank.com	prusnak@wsnb.com

UMPQUA HOLDINGS CORPORATION TO ACQUIRE

CALIFORNIA-BASED WESTERN SIERRA BANCORP

Combined Institutions Create West’s Foremost Community Bank

with 126 Store Sites and $6.9 Billion in Assets

PORTLAND, Ore. – February 8, 2006 – Umpqua Holdings Corporation (NASDAQ: UMPQ), parent company of Umpqua Bank and Strand, Atkinson, Williams & York, Inc., and California-based Western Sierra Bancorp (NASDAQ: WSBA) announced today the signing of a definitive agreement for Umpqua Holdings Corporation to acquire Western Sierra Bancorp and its principal operating subsidiaries, Western Sierra Bank, Central California Bank, Lake Community Bank and Auburn Community Bank.  The agreement provides for Western Sierra shareholders to receive 1.61 shares of Umpqua common stock for each share of Western Sierra common stock, giving the acquisition a total value of approximately $355 million.

Upon completion of the acquisition, all Western Sierra Bancorp branches will operate under the Umpqua Bank name.  The acquisition will add Western Sierra’s complete network of 31 Northern California branches, including locations in the Sacramento, Auburn, Lakeport and Sonora areas, to Umpqua Bank’s network of 95 Northern

California, Oregon and Washington locations.  Ray Davis will continue to lead the combined organizations as president and CEO of Umpqua Holdings Corporation.

“Our long-term growth strategy continues its focus on building the Umpqua Bank brand from Sacramento to Seattle,” said Davis.  “Western Sierra’s significant presence in the greater Sacramento area and San Joaquin Valley makes it a strong fit.  Just as important, however, is how Western Sierra and its family of banks mesh with our customer service driven culture and approach to community banking.  This acquisition allows us to bring together two strong financial institutions to create the largest independent community bank in the area.”

“With its previous acquisitions, Umpqua has a proven track record of bringing two cultures together so the change benefits everyone involved – our associates, our customers and our shareholders,” said Davis.  “With this acquisition, we will expand our network and enhance our lending power, while continuing to provide Western Sierra Bancorp and Umpqua Bank customers with the same commitment to community banking that they know and trust.”

“We view this as an excellent strategic transaction that provides Western Sierra with a dynamic and respected brand and a proven delivery system,” said Gary Gall, president and chief executive officer of Western Sierra Bancorp.  “We believe the prospects for creating long-term shareholder value are greatly enhanced by the combination of our institutions.”

With the acquisition, Umpqua Bank will offer a complete portfolio of commercial, small business and retail banking services throughout Northern California, Oregon and Washington.

The boards of both companies have approved the transaction, which is subject to regulatory approval and approval by the shareholders of both companies, as well as other customary conditions of closing.  Completion is expected during the second quarter of 2006.  Umpqua Holdings Corporation expects the acquisition to be neutral to core earnings per share in 2006 and accretive in 2007.  The operational integration of the combined institutions is expected to be completed during fourth quarter 2006.  The combined organization will have assets of approximately $6.9 billion, deposits of approximately $5.3 billion and shareholders’ equity of approximately $1.1 billion.

Approximately 12.5 million shares of Umpqua Holdings Corporation common stock are expected to be issued in connection with the acquisition.

In addition to serving as president of Umpqua Bank’s California operations, Bill Fike will oversee the completion of the acquisition. Gary Gall will work with Fike throughout the integration period and plans to retire later this year.

Hoefer & Arnett Inc. served as financial advisor and provided a fairness opinion to the board of directors of Umpqua Holdings Corporation and Sandler O’Neill & Partners LP served as financial advisor and provided a fairness opinion to the board of directors of Western Sierra Bancorp.

Umpqua Holdings Corporation and Western Sierra Bancorp will conduct a joint teleconference today, February 8, at 9:00 a.m. PST, to discuss the acquisition of Western Sierra.  To participate, please call 888-455-9650.  The password is UMPQUA. A rebroadcast of the teleconference will be available at 800-938-1132, until February 15 at 5:00 p.m. You may also listen to a rebroadcast as well as access a more detailed transaction overview at www.umpquaholdingscorp.com.

About Umpqua Holdings Corporation

Umpqua Holdings Corporation (NASDAQ: UMPQ) is the parent company of Umpqua Bank, an Oregon-based community bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions.  Umpqua Bank has 95 locations between Sacramento, Calif. and Bellevue, Wash., along the Oregon and Northern California Coast and in Central Oregon.  Recently recognized as the most admired banking services company in Oregon by Oregon executives and by BusinessWeek magazine as one of the “best ideas” of 2005, Umpqua Bank continues to gain attention for its innovative customer experience. Umpqua Holdings also owns retail brokerage subsidiary Strand, Atkinson, Williams & York, Inc., which has locations in Umpqua Bank stores and in dedicated offices throughout Oregon and Southwest Washington.  Umpqua Bank’s Private Client Services Division provides tailored financial services and products to individual customers. Umpqua Holdings Corporation is headquartered in Portland, Ore.  For more information, visit www.umpquaholdingscorp.com

About Western Sierra Bancorp

Western Sierra Bancorp (NASDAQ: WSBA) is a holding company comprised of Western Sierra Bank, Central California Bank, Lake Community Bank, and Auburn Community Bank. The Company has $1.3 billion in assets and operates in the California counties of El Dorado, Placer, Sacramento, Lake, Stanislaus, San Joaquin, Calaveras, Amador, Contra Costa, Tuolumne, and Butte.

This press release includes forward-looking statements within the meaning of the “Safe-Harbor” provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders.  These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in Umpqua’s and Western Sierra’s filings with the SEC.  You should not place undue reliance on forward-looking statements and we undertake no obligation to update any such statements.  Specific risks in this press release include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management’s ability to effectively integrate the companies.

The foregoing may be deemed to be offering or solicitation materials of Umpqua Holdings Corporation and Western Sierra Bancorp in connection with the proposed acquisition of Western Sierra with and into Umpqua.  Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua will file with the SEC in connection with the proposed acquisition, because it will contain important information about Umpqua, Western Sierra, the acquisition and related matters. The directors and executive officers of Umpqua and Western Sierra may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua’s and Western Sierra’s most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, One SW Columbia Street, Suite 1200, Portland, OR 97258, and from Western Sierra by directing a request to Western Sierra Bancorp, Investor Relations, 4080 Plaza Goldorado Circle, Cameron Park, CA 95682.

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